UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Final Amendment)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

T. Rowe Price OHA Select Private Credit Fund
(Name of Issuer)

T. Rowe Price OHA Select Private Credit Fund
(Name of Person(s) Filing Statement)

Class I, Class D and Class S Shares of Beneficial Interest
(Title of Class of Securities)

872837307, 872837208 and 872837109
(CUSIP Number of class of securities)

Gregory S. Rubin, Esq.
OHA Private Credit Advisors LLC
1 Vanderbilt Avenue, 16th Floor
New York, NY 10017

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Richard Horowitz, Esq.
Dechert LLP

Three Bryant Park, 1095 Avenue of the Americas
New York, NY 10036

May 1, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 1, 2024 by T. Rowe Price OHA Select Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 1,482,273 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest (collectively, the “Shares”)), at a price equal to the net asset value per Share of the applicable class as of June 30, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on May 30, 2024.

2.
No Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. As a result, and in accordance with the terms of the Offer, no payments were made to shareholders of the Fund.

Except as specifically provided herein, the information contained in the Statement, as amended, remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

By:	/s/ Gerard Waldt
Name:	Gerard Waldt
Title:	Chief Financial Officer
Dated:	June 3, 2024

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EXHIBIT INDEX

Exhibit

EX-FILING FEES Calculation of Filing Fee Tables

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